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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

June 19, 2014

Re:	Citizens Financial Group, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-195900

Ms. Kathryn S. McHale

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McHale:

Citizens Financial Group, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated June 6, 2014. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement filed May 12, 2014. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.

General

1. Please indicate whether you are a large accelerated filer, an accelerated filer, etc. on the first page of the Form.

The Company has revised the first page on the Form to indicate its status as a non-accelerated filer.

Securities and Exchange Commission	2	June 19, 2014

2. The registration statement contains a number of blanks for information such as the number of shares being offered, selling stockholder information, dilution and the capitalization table. Please revise to include any missing information in your next amendment. In particular, please revise to include the percentage of beneficial ownership that RBS Group will retain in your outstanding common stock so that the staff may conduct an appropriate review of your related disclosure.

The Company acknowledges the Staff’s comment and recognizes that a number of blanks remain for items that are not permitted to be omitted pursuant to Rule 430A. The Company respectfully advises the Staff that this information, which is largely dependent on market conditions, including the percentage of beneficial ownership that the RBS Group will retain following the offering, will be included in subsequent amendments to the Registration Statement, which will be filed sufficiently in advance of the Company’s filing of a preliminary prospectus with a price range to allow the Staff adequate time to review.

3. Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

The Company has updated financial statements and corresponding financial information in the Amendment.

4. Please revise your balance sheet, income statement and statement of cash flows in future filings to separately present amounts with related parties. Refer to Rule 4-08(k) of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-5, F-6, F-9, F-90, F-91 and F-94 of the Amendment.

5. Please tell us how you considered the guidance in ASC 225-10-S99-3 in preparing your historical financial statements.

The Company respectfully advises the Staff that it has considered the requirements of ASC 225-10-S99-3 and concluded that its historical financial statements reflect substantially all of its costs of doing business. This conclusion was reached based upon the following fact pattern:

The Company is a stand-alone, fully regulated legal entity in the United States. It maintains comprehensive U.S. legal-entity policies and procedures aimed at ensuring compliance with local laws and regulations (including those pertaining to financial reporting). As such, the Company must maintain compliance with rules and regulations issued by the Federal Reserve Bank (“FRB”), the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. These regulatory bodies require the Company and other banks to disclose financial information (including annual audited financial statements) on a stand-alone basis in accordance with U.S. GAAP.

Furthermore, the FRB’s Regulation W prohibits banks from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies. Therefore transactions between the Company and the RBS Group must occur at prevailing market terms.

Securities and Exchange Commission	3	June 19, 2014

The Company’s operations are substantially independent of RBS and the RBS Group, as detailed below:

•	Its operations are located almost exclusively in the United States of America.

•	It maintains its own executive, corporate, finance, treasury, and operational functions and incurs minimal support separately from the RBS Group.

•	It has its own Board of Directors and independent governance, including audit, risk and compensation committees.

•	Its consumer business, including its entire branch network, maintains its own brand identity, operating under the “Citizens Bank” and “Charter One” brands, which do not utilize RBS branding (with the exception of the RBS “daisywheel” logo, which RBS has agreed to license to the Company on the terms described in the Amendment pursuant to a license agreement that, when in substantially final form, the Company intends to file as an exhibit).

•	It recognizes compensation expense in its stand-alone financial statements in accordance with U.S. GAAP. In addition, it independently maintains its own employee pension plan (separate from the RBS Group pension plan) and recognizes the related expenses in its stand-alone financial statements in accordance with U.S. GAAP.

•	It either owns the buildings in which it operates or leases them at market terms.

•	It independently funds its operations through customer deposits, subordinated debt issuances and wholesale funding sources (e.g. FHLB advances). Any funding provided by the RBS Group is done so at market interest rates and is reflected in the Company’s stand-alone U.S. GAAP financial statements

•	It owns or licenses substantially all of the software applications used in its branch network and corporate offices.

•	It calculates its income tax provision on a separate return basis (i.e. its provision is not based on an RBS Group allocation).

RBS and the RBS Group currently provide certain services to the Company through centralized functions. Substantially all of the costs associated with these services are allocated to the Company through a cost allocation process and are recognized on the Company’s stand-alone U.S. GAAP financial statements.

Based on the observations noted above, the Company concluded that its historical financial statements reflect substantially all of its results of operations and therefore are in compliance with the requirements of ASC 225-10-S99-3.

6. We note your disclosure that your historical financial results may not be representative of your results as a stand-alone company and may not be a reliable indicator of your future results. Please tell us how you considered whether pro forma financial information should be presented. Specifically tell us how you considered the guidance in ASC 205-10-S99-7.

Securities and Exchange Commission	4	June 19, 2014

The Company respectfully advises the Staff that it considered the guidance provided in ASC 205-10-S99-7 when it evaluated the guidance provided in ASC 225-10-S99-3, which is discussed further in its response to Comment 5 above. The Company concluded that its historical “run rate” appropriately included the impact of costs incurred by RBS on its behalf. These costs have been allocated to the Company through a cost allocation process and have been recognized on the Company’s stand-alone U.S. GAAP financial statements. As disclosed on pages 9 and 69 of the Amendment, the Company expects to incur ongoing incremental expenses of approximately $34 million per year for certain stand-alone capabilities after fully separating from RBS. The Company has concluded that these incremental costs are insignificant compared to its historical “run rate” expenses (excluding goodwill impairment) of approximately $3.4 billion per year. The Company’s operations are substantially independent of RBS Group, and therefore it relies minimally on functions, systems or infrastructure provided by RBS Group. The Company considers the risk of incurring significant incremental costs resulting from replicating these items (as discussed on pages 37 and 38 of the Amendment) to be low. In response to the Staff’s comment 7, the Company has also revised the disclosure on page 9 to describe the impact of incremental expenses on the Company.

Therefore the Company has concluded that its historical financial statements are indicative of its ongoing operations and no pro forma financial information should be presented. In response to the Staff’s comment and in consideration of the above analysis, the Company has removed the risk factor on page 33 of the Amendment.

Prospectus Summary

7. Add a section that discusses your relationship with RBS Group, before and after the offering. Provide a brief description of RBS Group. Explain who the selling stockholders are and how they obtained their shares. For each significant action, such as this offering and the actions covered by the separation agreement, revise to estimate the anticipated timeframe for completion, the cost to the company, and its future impact on profitability. In this regard, please cross-reference to the risk factors and elsewhere as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amendment.

8. Discuss your reported net loss of $3.4 billion in this section.

In response to the Staff’s comment, the Company has revised the tabular disclosure on page 2 of the Amendment.

Risk Factors

Supervisory requirements and expectation on us as a financial holding company . . ., page 18

9. We note your disclosure in the second full paragraph on page 19. Include the fact that you are not permitted to increase your capital distributions above 2013 levels due to identified deficiencies in your planning processes in the Prospectus Summary.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amendment.

Securities and Exchange Commission	5	June 19, 2014

Risks Related to Regulations Governing Our Industry – We may be unable to disclose some restrictions or limitations on our operation imposed by our regulators, page 42

10. We note your disclosure that in some instances you are not permitted to publicly disclose certain supervisory actions or restrictions. We understand that if a financial institution has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, in some circumstances the institution may be precluded from disclosing the existence of such agreements due to bank secrecy regulations. However, a public registrant must still disclose the impact of complying with such agreements to the extent material. Please confirm that, to the extent you have any such agreements, currently or in the future, you will clearly disclose the impact of complying with the agreements or understandings where material.

In response to the Staff’s comment, the Company confirms that, to the extent it is subject to restrictions or limitations on its operations imposed by regulators it is not permitted to publicly disclose, it will disclose the impact of complying with such restrictions or limitations or understandings where material. Further, in response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amendment.

Risks Related to Regulations Governing Our Industry – We depend on our banking subsidiaries for most of our revenue, and restrictions on dividends …, page 44

11. Assuming approval is granted from relevant regulators, please revise here and in your dividend policy disclosure to quantify the amount of retained earnings at your banking subsidiaries that is free of restrictions and available to pay dividends to the bank holding company. Refer to ASC 235-10-S99-1(e) for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 57 and 58 of the Amendment.

Analysis of Financial Condition, Loans and Leases, Non-Core Assets, page 99

12. We note your disclosure that although your SBO portfolio consists of loans that were initially serviced by others, you now service a portion of this portfolio internally. Please revise to disclose the amount of your SBO portfolio that is still serviced by others at each period end.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112, 120 and 121 of the Amendment.

Critical Accounting Estimates – Allowance for Credit Losses, page 115

13. Please tell us in detail and revise your filing to discuss how you incorporate credit information (delinquency status, TDR status, etc.) related to the first lien position in assessing and measuring credit risk in your HELOC portfolio. Please discuss if credit risk is impacted by whether the loan is serviced by you or by others and how your methodology considers this aspect.

Securities and Exchange Commission	6	June 19, 2014

In response to the Staff’s comment, the Company notes that for HELOC loans, a number of factors impact the probability of default. Specifically, the borrower’s current FICO score, the utilization rate, delinquency statistics, borrower income, current combined loan-to-value ratio, and months on books are all used to assess the borrower creditworthiness. Similarly, the loss severity is also impacted by various factors, including the utilization rate, the combined loan to value ratio, the lien position, change in the House Price Index for the location (as measured by the Case-Shiller index), months on books and current loan balance.

When the Company is not in a first lien position, the Company uses delinquency information on the first lien exposures obtained from third party credit information providers in the credit assessment. For all first lien secured HELOC loans, whether owned by a third party or by the Company, an additional assessment is performed on a quarterly basis. In this assessment, the senior liens are reviewed for the most recent three months’ performance for delinquency (90 days or greater past due), modification, foreclosure and/or bankruptcy status. If any derogatory status is present, the junior lien is then placed on nonaccrual status regardless of the loan’s delinquency status on the Company’s books. This subsequent change to the nonaccrual status will alter the treatment in the PD model, thus affecting the reserve calculation.

In addition, the first lien exposure is combined with the second lien exposure to generate a combined LTV. The combined LTV is a more accurate reflection of the leverage of the borrower against the property value, as compared to the LTV from just the junior lien(s). The combined LTV is used for modeling both the junior lien PD and LGD. This also impacts the Allowance for Loan Loss rates for the junior lien HELOCs.

The allowance for TDRs is separately calculated under ASC 310-40. Impairment evaluations are performed at the individual loan level and consider expected future cash flows from the loan, including if appropriate, the realizable value of collateral.

Although SBO portfolio loans are generally higher risk, it is not because they are, or were originally, serviced by others. Rather, the increased risk results from the underlying credit quality of the borrowers and/or collateral. For this reason, the SBO portfolio is modeled as a separate asset class and the reserves for this portfolio are generated by using the delinquency roll rate models as described in the Amendment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and 141 of the Amendment.

14. If you believe you have a significant risk related to the ability to measure credit risk in your HELOC portfolio due to the lack of credit information related to the first lien position, please discuss this in a risk factor and explain how you manage this risk in your critical accounting estimates disclosure.

The Company respectfully advises the Staff that it does not believe that it has significant risk in its HELOC portfolio related to lack of credit information on the first lien positions when the Company has exposure subordinated to the first lien. As indicated in the Company’s response to Comment 13, in the cases where the Company does have junior lien positions, the Company captures, on a quarterly basis, delinquency data from third-party credit information providers on the non-Company first lien exposures. In response to comment 13, the Company has revised the disclosure on pages 140 and 141 of the Amendment to reflect this information.

Securities and Exchange Commission	7	June 19, 2014

Critical Accounting Estimates – Goodwill, page 120

15. We note your disclosure on page 121 related to the interim goodwill impairment test performed as of June 30, 2013 and the annual goodwill impairment test performed as of October 31, 2013. Please provide to us a summarized discussion which compares and contrasts the results of Step One of these tests as they relate to the Consumer Banking reporting unit at these two dates. Please also explain to us how the $4.4 billion impairment charge impacted the relationship between the fair value and carrying value of the reporting unit at these two dates.

The following represents a summary of the Company’s Step One fair value calculations for the Consumer Banking reporting unit for the interim goodwill impairment test performed as of June 30, 2013 and the annual goodwill impairment test performed as of October 31, 2013:

Measurement	10/31/2013	6/30/2013
Fair Value – Reporting Unit	$13,809	$13,112
Carrying Value – Reporting Unit	11,406	16,140

Fair Value less Carrying Value	2,403	(3,028)

As of June 30, 2013, the fair value of the Consumer Banking reporting unit was calculated as $13.1 billion using a 10% discount rate. This fair value was $3.0 billion less than its carrying value as of that date, and the Company concluded that Step Two of the goodwill impairment test was required. The Company subsequently performed Step Two by calculating the implied fair value of the goodwill allocated to the reporting unit. This fair value reflected (1) the $3.0 billion impairment calculated in Step One, and (2) an additional $1.4 billion of impairment resulting from the positive fair value adjustments calculated for the reporting unit’s loans, deposits and core deposit intangible assets. This resulted in the $4.4 billion total goodwill impairment charge. Accordingly, the carrying value of the reporting unit was reduced by $4.4 billion, as noted on page F-41 of the filing.

As of October 31, 2013, the fair value of the Consumer Banking reporting unit was calculated as $13.8 billion using a 9.5% discount rate. This fair value was $2.4 billion more than its carrying value as of that date, and therefore the Company concluded that Step Two of the goodwill impairment test was not required. The decrease in the reporting unit’s discount rate (from 10% to 9.5%) resulted from a decrease in the beta used in the calculation, which reflected an overall improvement in the risk profile of the banking industry. This decrease contributed to an increase in the fair value of the reporting unit of approximately $700 million.

Business

Our Competitive Strengths, page 152

16. We note that you appear to differ from your peers in that they are regional banks that are not wholly owned by an international banking group such as RBS. Please provide your analysis as to why the banks listed on page i can appropriately be considered to be your peers, and why it is helpful to compare your historical strengths to such entities.

The Company respectfully advises the Staff that it believes the banks listed on page i are appropriate peers for the following reasons. First, the selected banks are used by management,

Securities and Exchange Commission	8	June 19, 2014

on both an individual and average basis, in its assessment of the relative financial and operating performance of the Company. Management utilized a number of factors, including size and complexity of balance sheet, product set, geographic reach, brand recognition and number of employees, in order to determine this peer group and in arriving at its decision that this group would provide the most appropriate baseline for relative comparison of the Company’s financial and operating performance. In particular, each of the selected banks has assets of between $65 billion and $400 billion which distinguishes them from smaller local retail banks and globally-systemic international financial institutions. In addition, apart from the asset size criteria, the chosen peer group is similar to the Company in terms of complexity and makeup of its general lines of business and offers a similar range of products and services to a comparable customer base (i.e. retail, small business and middle-market companies). Notably, the Company has only excluded one publicly-traded domestic bank with total assets within this range on the basis that credit card assets contribute a disproportionate amount of such bank’s loan portfolio as compared to the peer banks, including the Company. Furthermore, as a result of the comparability of the size of the relevant loan portfolios, management believes that analysts, investors and other interested parties will also assess the Company’s financial and operating metrics against this group of peers in order to estimate valuations and inform possible investment decisions in respect of the offering. Moreover, as described in the Company’s response to Comments 5 and 6, the Company’s operations are substantially independent of RBS and the RBS Group, and, accordingly, the Company does not believe that its being owned by RBS materially affects the competitive dynamic with the named peer banks. For the reasons stated above, the Company believes that comparisons of the Company’s historical strengths with the selected peer banks is more helpful to the investment community than comparisons with non-publicly traded, wholly owned subsidiaries of international banking groups, particularly as the latter do not present investors with an investment alternative.

Management

Directors, page 183

17. For each of the directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 212 and 213 of the Amendment.

Principal and Selling Stockholders, page 225

18. Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The selling stockholders have informed the Company as follows:

•	neither selling stockholder is a registered broker-dealer;

•	each selling stockholder is a wholly owned subsidiary of The Royal Bank of Scotland Group plc (“RBS”), which is affiliated with RBS Securities Inc. and CCO Investment Services Corp., each registered broker-dealers; and

Securities and Exchange Commission	9	June 19, 2014

•	each selling stockholder, as a subsidiary of RBS, acquired the shares of common stock to be sold in the offering for their own account as an investment and not with a view toward resale or distribution.

19. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

As indicated in the Company’s response to Comment 18, the Company has confirmed that neither of the selling stockholders is a registered broker-dealer.

20. If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RBS obtained its entire interest in the Company as part of a strategic transaction in 1988 in which RBS acquired the Company to further its banking activities in the United States. Since that time, other than during the period between April 1996 until September 1998 (when, in connection with a certain strategic transaction involving RBS and the Bank of Ireland, the Bank of Ireland owned approximately 24% of the Company’s common stock), RBS has owned all of the outstanding common stock of the Company. Consistent with its ownership position, RBS has managed the Company as a consolidated subsidiary and assumed the full market and operational risk relating to ownership of the Company’s common stock during the entire period. Each of the selling stockholders, as wholly owned subsidiaries of RBS, acquired the shares of common stock to be sold in the offering pursuant to intra-group transfers among the RBS Group and certain of its wholly owned subsidiaries for tax efficiency and other similar corporate purposes. Neither RBS at the time of acquiring the Company in 1988, nor either selling stockholder upon receipt of the shares of common stock pursuant to intra-group transfers, had any agreements or understandings, directly or indirectly, with any person to distribute the shares. As indicated in the Company’s response to Comment 7, the Company has revised the disclosure on page 9 of the Amendment to describe the Company’s relationship to RBS and RBS’s acquisition of the Company.

21. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

The Company believes that neither RBS nor any selling stockholder is acting as an “underwriter” in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”). Section 2(a)(11) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…”

The Division of Corporation Finance (the “Division”) provided guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” The Division articulated six factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, and therefore a selling shareholder may be considered a statutory underwriter.

The factors are: (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Securities and Exchange Commission	10	June 19, 2014

The Company believes that the following analysis establishes that the selling stockholders are not selling on behalf of the Company.

i.     How long has the selling stockholder held the shares

As described in the Company’s response to Comment 20, RBS, through its affiliates, has beneficially owned all of the common stock of the Company since 1988 (other than for the period between April 1996 until September 1998 noted above). RBS has assumed the full market and operational risk relating to ownership of the common stock during the entire period. The Company believes that this length of time demonstrates an intent to hold the common stock as an investment and not with a view to distribution.

ii.     The circumstances in which the selling stockholder received the shares

As described in the Company’s response to Comment 20, RBS acquired all of the outstanding shares of common stock of the Company in 1988 as part of a strategic transaction to further its banking activities in the United States. RBS has continued to own all of the shares of common stock of the Company, through wholly owned subsidiaries, including the selling stockholders, since that time (other than as noted above). Each of the selling stockholders, as wholly owned subsidiaries of RBS, acquired the shares of common stock to be sold in the offering pursuant to intra-group transfers among the RBS Group and certain of its wholly owned subsidiaries for tax efficiency and other similar corporate purposes.

iii.     The relationship of the selling stockholder to the Company

RBS owns all of the Company’s outstanding common stock through the selling stockholders, two wholly owned subsidiaries of RBS: (i) RBSG International Holdings Limited, a private limited company organized under the laws of England and Wales, and (ii) RBS CBFM North America Corporation, a Delaware corporation. Through this ownership position, RBS has managed the Company as a consolidated subsidiary and assumed the full market and operational risk relating ownership of the Company’s common stock.

iv.     The amount of shares involved

The offering is expected to consist exclusively of a secondary offering of shares by the selling stockholders. The number of shares that will be sold in the offering has not yet been determined and is largely dependent on market conditions.

v.     Whether the selling stockholder is in the business of underwriting securities

Neither selling stockholder is in the business of underwriting securities. Affiliates of RBS, RBS Securities Inc. and CCO Investment Services Corp., each registered broker-dealers, may from time to time act as underwriters of securities in the ordinary course.

vi.     Whether under all the circumstances the selling stockholders are acting as a conduit for the Company

RBS and each of the selling stockholders acquired the shares being registered for sales in this offering for their own account as an investment and not with a view toward resale or distribution. The registration and sale of the shares is a customary mechanism to permit the sale of the shares in light of the requirement imposed on RBS by the European Commission’s State Aid Amendment Decision of April 9, 2014 to divest all of its holdings of the Company’s common stock as disclosed in the Amendment. The proceeds from the sale of the shares by the selling stockholders will be used by the RBS Group (excluding the Company and its subsidiaries) for its own corporate purposes. Therefore, neither selling stockholder is acting as a conduit for the Company.

Securities and Exchange Commission	11	June 19, 2014

The Company further acknowledges that if, at a subsequent date, any of the broker-dealer affiliates are engaged by the Company to act as an underwriter in connection with the offering, the Company will include disclosure in a subsequent amendment addressing the requirements of Rule 5121 of FINRA Conduct Rules and that the offering will be conducted in compliance with the applicable provisions of such rule.

22. With respect to each selling stockholder that is not a natural person, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

In response to the Staff’s comment, the Company revised the disclosure on page 251 of the Amendment.

Where You Can Find More Information, page 243

23. Delete the fifth and sixth sentences of this paragraph regarding qualification by reference. They are not appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 268 of the Amendment.

Report of Independent Registered Public Accounting Firm, page F-4

24. Please revise to include the city and state of the audit firm that issued the report. Refer to Rule 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page F-4 of the Amendment.

—     —     —

Securities and Exchange Commission	12	June 19, 2014

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4950.

Very truly yours,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc w/ enc:	Kathryn S. McHale Erin Purnell Michael Volley Amit Pande Division of Corporation Finance U.S. Securities and Exchange Commission

Sheldon Goldfarb Citizens Financial Group, Inc.

Leslie N. Silverman Derek M. Bush Cleary Gottlieb Steen & Hamilton LLP